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Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

May 14, 2010

Re:	First Wind Holdings Inc. Amendment No. 6 to Registration Statement on Form S-1 File No. 333-152671

Mail Stop 3561

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

Dear Mr. Owings:

First Wind Holdings Inc. (the “Company”) today filed Amendment No. 6 to the above-referenced Registration Statement on Form S-1.  Enclosed herewith for your convenience is a copy of Amendment No. 6, and a copy marked against Amendment No. 5.

Set forth below are the Company’s responses to the comments contained in the letter dated April 12, 2010 to the Company from the Staff of the Division of Corporation Finance.  For your convenience, the text of the Staff’s comments is reproduced below, in bold, preceding each response.  Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.  Page references below (other than those contained in the Staff’s reproduced comments) refer to Amendment No. 6.

The Reorganization and Our Holding Company Structure, page 7

1.                                      We note your response to comment one in our letter dated February 24, 2010.  However, on page 151 you refer to an individual who is a member of the board of management of First Wind Holdings, LLC. Therefore, please identify the members of this board and describe the functions that this board performs or provide us this information supplementally and explain why you believe this disclosure is not material to investors.

Response:  The members of the board of directors of the Company and of the board of management of First Wind Holdings, LLC are the same, except for Brian Caffyn, who is a member only of the board of managers of First Wind Holdings, LLC.  The two boards meet together, with Mr. Caffyn attending as an observer with respect to matters concerning the Company.  As a result of the reorganization and consummation of the offering, the Company will be the sole managing member of First Wind Holdings, LLC so that the board of managers of First Wind Holdings, LLC as currently constituted will no longer have a meaningful role.  As a result of the Company’s control of First Wind Holdings, LLC, we respectfully submit that a discussion of the board of management of First Wind Holdings, LLC is not material to investors.

Risk Factors, page 15

2.                                      We note that you deleted disclosure quantifying the future aggregate payments under the tax receivable agreement, which you expect will be substantial.  In order to provide the information investors need to assess the magnitude of the risk, please add this disclosure back in this section and under the Tax Receivable Agreement section on page 161.

Response:  The referenced disclosure had assumed an initial purchase by the Company of membership interests of First Wind Holdings, LLC in connection with the reorganization.  Since no such purchase is contemplated, all of the numbers in the referenced disclosure would be zero, and therefore the disclosure was deleted.  Estimating any range of payments that may result from any future exchanges would be a speculative exercise that would require assumptions regarding the factors discussed on pages 166 and 167.  We have revised the disclosure on pages 31-32 and 166-167 to clarify this point.

Business, page 95

How We Classify Our Projects, page 109

3.                                      We reviewed your response to comment three in our letter dated February 24, 2010. Please footnote your table on page 92 to indicate that one Tier 1 project is not also a 2010 project and indicate the size of this project so that investors can reconcile your Tier 1 projects in this table with your 2010 Projects described starting on page 110 or tell us why it is not appropriate to do so.

Response:  All of our Tier 1 projects are 2010 projects, except Longfellow, a 40 MW project in Maine, which is not scheduled to start construction until 2011. One Tier 2 project (Steel Winds II, a 15 MW project) is scheduled to start construction this year and is also included in our 2010 projects. For a discussion of 2010 projects see “Business—Our Portfolio of Wind Energy Projects—2010 Projects.” We have revised the disclosure on page 96 to add this information.

Executive Compensation, page 127

Annual Cash Bonuses / Non-Equity Incentive Plans, page 131

4.                                      Please disclose in greater detail how the first goal for 2009 was calculated. Refer to Instruction 5 to Item 402(b).

Response:  We have revised the disclosure on page 136 to add additional detail.

Long-Term Equity Incentive Compensation, page 134

5.                                      We note your response to comment 9 in our letter dated February 24, 2010. Please expand your disclosure to explain how the amounts awarded to Messrs. Gaynor and Alvarez in 2008 were determined.

Response:  We have added additional disclosure on page 138 in response to the Staff’s comment.

Description of Long-Term Incentive Plan, page 145

6.                                      We note your additional disclosure under this heading regarding the issuance of stock options at the time the offering is completed. With a view toward disclosure, please tell us when your compensation committee expects to determine the number of stock options to be issued upon completion of the offering. Please also discuss any quantitative and qualitative factors the compensation committee has or, if known, will consider in determining the number of stock options to grant and the recipients of the stock option grants.

Response:  We have added additional disclosure on pages 150 in response to the Staff’s comment.

•              •              •

Please direct any comments on the foregoing to the undersigned at (212) 450-4565 or to Jeff Ramsay at (212) 450-4243.

Very truly yours,

Joseph A. Hall

Enclosures